Filed Pursuant to Rule 433
Registration No. 333-180289
Dated February 1, 2013
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012 and
Prospectus Supplement dated March 22, 2012)

HSBC USA Inc.

Accelerated Market Participation Securities™ ("AMPS")

▸ AMPS™ Linked to the Gold Spot Price

▸ 2-year maturity

▸ 2x upside exposure to any positive return in the Reference Asset, subject to a maximum return

▸ One-for-one downside exposure to any negative return in the Reference Asset

▸ All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Accelerated Market Participation Securities™ ("AMPS" or, each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document and page S-3 of the accompanying prospectus supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% per $1,000 Principal Amount of securities in connection with the distribution of the securities to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Accelerated Market Participation Securities™ (AMPS) Linked to the Gold Spot Price

Indicative Terms*

Principal Amount	$1,000 per security
Term	Approximately 24 months
Reference Asset	The London Gold Market Fixing Ltd. P.M. Fixing Price (the "Gold Spot Price"), which is a benchmark price for gold in U.S. dollars and delivered immediately (Reuters page "GOFO").
Upside Participation Rate	200% (2.0x) exposure to any positive Reference Return.
Maximum Cap	18.00% to 21.00% (to be determined on the Pricing Date)
Payment at Maturity per security	**If the Reference Return is greater than zero**, you will receive the lesser of**:** a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and b) $1,000 + ($1,000 × Maximum Cap). **If the Reference Return is less than zero,** at maturity you will lose 1% of the Principal Amount for each percentage point that the Reference Return is less than zero, calculated as follows: $1,000 + ($1,000 × Reference Return).**This means that if the Reference Return is -100%, you will lose your entire investment.**
Reference Return	Final Price – Initial Price / Initial Price
Initial Price	See page FWP-4
Final Price	See page FWP-4
Pricing Date	February 5, 2013
Trade Date	February 4, 2013
Original Issue Date	February 7, 2013
Final Valuation Date	February 4, 2015*
Maturity Date	February 9, 2015*
CUSIP	40432XB75

* As more fully described on page FWP-4.

The AMPS™

For investors who believe that the Reference Asset will appreciate over the term of the AMPS, the AMPS provide an opportunity for enhanced returns (subject to a Maximum Cap). The AMPS provide 1:1 exposure to any potential decline in the value of the Reference Asset.

If the Reference Asset appreciates over the term of the securities, you will realize 200% (2.0x) of that appreciation up to a Maximum Cap. If the Reference Asset declines, you will lose 1% of your investment for every 1% that the Reference Asset has declined.

The offering period for the AMPS is through **February 4, 2013**



Payoff Example

The table at the right shows the hypothetical payout profile of an investment in the securities reflecting the 200% (2.0x) Upside Participation Rate and a hypothetical Maximum Cap of 18.00% (the actual Maximum Cap will be determined on the Pricing Date and will not be less than 18.00% or greater than 21.00%).

Reference Return	Participation in Reference Return	AMPS Return
20.00%	2.0x upside exposure, subject to Maximum Cap	18.00%
9.00%		18.00%
6.00%	2.0x upside exposure	12.00%
4.00%		8.00%
-5.00%	1x loss below zero	-5.00%
-20.00%		-20.00%

Information about the Reference Asset

Gold

The Gold Spot Price is a benchmark price used in the markets where gold is sold for U.S. dollars and delivered immediately. The Gold Spot Price is published on Reuters page "GOFO". The Gold Spot Price is an internationally published benchmark of the spot price of gold in U.S. dollars per troy ounce as determined at 3:00 p.m. London time.

The Gold Spot Price is determined by five market-making members of the London Bullion Market Association (the "LBMA"), referred to as the London Gold Market Fixing Ltd.



Source: Bloomberg Professional® service



HSBC USA Inc.
Accelerated Market Participation Securities™ (AMPS)

Linked to the Performance of the Gold Spot Price

This free writing prospectus relates to an offering of Accelerated Market Participation Securities. The securities will have the terms described in this free writing prospectus and the accompanying prospectus supplement. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest payments during the term of the securities and, if the Reference Return is negative, lose up to 100% of your principal.**

This free writing prospectus relates to an offering of securities linked to the performance of the Gold Spot Price. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset, as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Asset:	The London Gold Market Fixing Ltd. P.M. Fixing Price (the "Gold Spot Price"), which is a benchmark price for gold in U.S. dollars and delivered immediately (Reuters page "GOFO").
Trade Date:	February 4, 2013
Pricing Date:	February 5, 2013
Original Issue Date:	February 7, 2013
Final Valuation Date:	February 4, 2015, subject to adjustment as described herein.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be February 9, 2015. The Maturity Date is subject to adjustment and acceleration as described below under "Supplemental Information Relating to the Terms of the Securities."
Upside Participation Rate:	200%
Maximum Cap:	18.00% to 21.00% (to be determined on the Pricing Date)
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	**If the Reference Return is greater zero**, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of: (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and (b) $1,000 + ($1,000 × Maximum Cap). **If the Reference Return is less than zero,** at maturity you will lose 1% of the Principal Amount for each percentage point that the Reference Return is less than zero, calculated as follows: $1,000 + ($1,000 × Reference Return). **This means that if the Reference Return is -100%, you will lose your entire investment.**
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Initial Price:	The Official Closing Price of the Reference Asset on the Pricing Date.
Final Price:	The Official Closing Price of the Reference Asset on the Final Valuation Date.
Official Closing Price:	The Official Closing Price of the Reference Asset on any scheduled trading day will be the price of one troy ounce of gold, stated in U.S. dollars, as reported by the five market-making members of the LBMA during the afternoon gold price fixing, which starts at 3:00 p.m. London, England time, on such day and displayed on Reuters page "GOFO" or any successor page, as determined by the calculation agent.
Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40432XB75/US40432XB759

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities.

GENERAL

This free writing prospectus relates to a single offering of securities linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 22, 2012 and the prospectus supplement dated March 22, 2012. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement and prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-7 of this free writing prospectus and page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

‣ The Prospectus Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

‣ The Prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:

(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and

(b) $1,000 + ($1,000 × Maximum Cap).

If the Reference Return is less than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Reference Return).

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is less than zero. For example, if the Reference Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount, subject to the credit risk of HSBC. **You should be aware that if the Reference Return is less than zero, you may lose up to 100% of your investment.**

Interest

The securities will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▸ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the value of the Reference Asset will increase over the term of the securities.

▸ You are willing to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity. The actual Maximum Cap will be determined on the Pricing Date.

▸ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than 0%.

▸ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the securities to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▸ You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▸ You are unwilling to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity. The actual Maximum Cap will be determined on the Pricing Date.

▸ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below 0%.

▸ You seek an investment that provides full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the securities to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement. Investing in the securities is not equivalent to investing directly in the Reference Asset itself. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus supplement and prospectus.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities. In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement.

Your investment in the securities may result in a loss.

The securities do not guarantee any return of principal. You will be exposed to the decline in the Final Price from the Initial Price. Accordingly, if the Reference Return is less than 0%, your Payment at Maturity will be less than the Principal Amount of your securities. **You may lose up to 100% of your investment at maturity if the Reference Return is negative**.

The appreciation on the securities is limited by the Maximum Cap.

You will not participate in any appreciation in the price of the Reference Asset (as multiplied by the Upside Participation Rate) beyond the Maximum Cap. The Maximum Cap (to be determined on the Pricing Date) will not be less than 18.00% or greater than 21.00%. You will not receive a return on the securities greater than the Maximum Cap.

Credit risk of HSBC USA Inc.

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

The payment formula for the securities will not take into account all developments in the Reference Asset.

Changes in the Reference Asset during the term of the securities other than on the Final Valuation Date may not be reflected in the calculation of the Payment at Maturity. The Reference Return will be calculated only as of the Final Valuation Date. As a result, the Reference Return may be less than zero even if the Reference Asset had moved favorably at certain times during the term of the securities before moving to an unfavorable level on the Final Valuation Date.

There are risks associated with investing in gold or gold-linked securities.

The Gold Spot Price is derived from a principals' market which operates as an over-the-counter ("OTC") physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals' markets. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

There are certain risks relating to the Gold Spot Price being determined by five market making members of the LBMA, which includes HSBC Bank USA, N.A, an affiliate of the Issuer.

The securities are linked to the performance of the Gold Spot Price. The Gold Spot Price is determined by five market making members of the LBMA, referred to as the London Gold Market Fixing, Ltd. HSBC Bank USA, N.A. ("HSBC Bank"), an affiliate of the Issuer, is a member of the London Gold Market Fixing Ltd. Actions by the London Gold Market Fixing Ltd. may have an adverse effect on the Gold Spot Price and therefore on the market value of the securities. Although HSBC Bank is a member of the London Gold Market Fixing Ltd., we have no ability to control or predict the actions of the London Gold Market Fixing Ltd. The London Gold Market Fixing, Ltd. has no obligation to consider your interests in calculating or revising the official afternoon gold fixing. In addition, HSBC Bank will have no obligation to consider your interests as a holder of the securities in determining the Gold Spot Price on any day.

The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.

While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your securities, the original issue price of the securities includes the agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

Changes in the methodology used to calculate the Gold Spot Price or changes in laws or regulations may affect the value of the securities.

Members of the LBMA set the Gold Spot Price and may adjust the value of the Gold Spot Price in a way that adversely affects the value of the securities. In setting the Gold Spot Price, these members have no obligation to consider your interests. The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the Gold Spot Price. Any change of this kind could cause a decrease in the Gold Spot Price, which would adversely affect the value of the securities. In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies. Any event of this kind could adversely affect the Gold Spot Price and, as a result, could adversely affect the value of the securities.

The Gold Spot Price and the value of the securities may be affected by currency exchange fluctuations.

The Gold Spot Price is determined in U.S. dollars. As a result, appreciation of the U.S. dollar may increase the relative cost of the Gold Spot Price for foreign consumers, thereby potentially reducing demand for gold. As a result, the Gold Spot Price and the value of the securities may be adversely affected by changes in exchange rates between the U.S. dollar and foreign currencies. In recent years, rates of exchange between the U.S. dollar and various foreign currencies have been highly volatile, and this volatility may continue in the future. However, fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative of fluctuations that may occur during the term of the securities.

The securities will not be regulated by the U.S. Commodity Futures Trading Commission (the "CFTC").

Unlike an investment in the securities, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a "commodity pool operator" (a "CPO"). Because the securities will not be interests in a commodity pool, they will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a CPO and you will not benefit from the CFTC's or any non-U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts or who invest in regulated commodity pools. The securities will not constitute investments by you or by us on your behalf in futures contracts traded on regulated futures exchanges, which may only be transacted through a person registered with the CFTC as a "futures commission merchant" ("FCM"). We are not registered with the CFTC as an FCM and you will not benefit from the CFTC's or any other non-U.S. regulatory authority's regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange through a registered FCM.

Commodities are subject to uncertain legal and regulatory regimes, which may result in a hedging disruption event and a loss on your investment.

The trading of commodities such as gold is subject to legal and regulatory regimes in the United States and, in some cases, in other countries. Changes in any applicable law, regulation or rule, or interpretation of any such law, regulation or rule, that affects our hedge related to the securities could result in a Commodity Hedging Disruption Event, that would allow us to accelerate the Maturity Date of the securities and cause an early repayment. If we elect to accelerate the Maturity Date because of a Commodity Hedging Disruption Event, we will pay you an amount determined in good faith and in a commercially reasonable manner by the Calculation Agent. If the payment on the securities is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. See "Supplemental Information Relating to the Terms of the Securities—Commodity Hedging Disruption Events" below.

No ownership of gold or other gold-related contracts.

As a holder of the securities, you will not receive the return you would receive if you had actually purchased gold or exchange-traded or over-the-counter instruments based on gold. You will not have any rights that holders of such assets or instruments would have.

We or our affiliates may provide potentially inconsistent research, opinions or recommendations.

HSBC or its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, and which may be revised at any time. Any such research, opinions or recommendations could affect the Reference Asset, and therefore, the market value of the securities.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as Calculation Agent and hedging its obligations under the securities. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the securities. HSBC and the Calculation Agent are under no obligation to consider your interests as a holder of the securities in taking any actions that might affect the Reference Asset and the value of your securities.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein, and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Historical performance of the Reference Asset should not be taken as an indication of the future performance of the Reference Asset during the term of the securities.

It is impossible to predict whether the Official Closing Price for the Reference Asset will rise or fall. The Reference Asset will be influenced by complex and interrelated political, economic, financial and other factors.

Market disruptions may adversely affect your return.

The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Reference Return in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the securities. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities or prevents the Calculation Agent from determining the Reference Return or Payment at Maturity in the ordinary manner, the Calculation Agent will determine the Reference Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your securities. For example, if the source for the Official Closing Price is not available on the Final Valuation Date, the Calculation Agent may determine the Official Closing Price for such date, and such determination may adversely affect the return on your securities.

Many economic and market factors will impact the value of the securities.

In addition to the Official Closing Price of the Reference Asset on any day, the value of the securities will be affected by a number of economic and market factors that may either offset or magnify each other, including:

- the time to maturity of the securities;
- interest and yield rates in the market generally and in the market of the Reference Asset;
- a variety of economic, financial, political, regulatory or judicial events; and
- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset relative to its Initial Price. We cannot predict the Final Price of the Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset to which your securities are linked or the return on your securities. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the securities for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of securities to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▶   Principal Amount: $1,000

▶   Hypothetical Initial Price: 1,664.75

▶   Upside Participation Rate: 200%

▶   Hypothetical Maximum Cap: 18.00% (The actual Maximum Cap will be determined on the Pricing Date and will not be less than18.00% or greater than 21.00%)

The actual Initial Price and Maximum Cap will be determined on the Pricing Date.

Hypothetical Final Price	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Security
$3,329.50	100.00%	$1,180.00	18.00%
$2,996.55	80.00%	$1,180.00	18.00%
$2,663.60	60.00%	$1,180.00	18.00%
$2,497.13	50.00%	$1,180.00	18.00%
$2,330.65	40.00%	$1,180.00	18.00%
$2,164.18	30.00%	$1,180.00	18.00%
$1,997.70	20.00%	$1,180.00	18.00%
$1,914.46	15.00%	$1,180.00	18.00%
$1,831.23	10.00%	$1,180.00	18.00%
$1,814.58	**9.00%**	**$1,180.00**	**18.00%**
$1,747.99	5.00%	$1,100.00	10.00%
$1,731.34	4.00%	$1,080.00	8.00%
$1,698.05	2.00%	$1,040.00	4.00%
$1,664.75	**0.00%**	**$1,000.00**	**0.00%**
$1,631.46	-2.00%	$980.00	-2.00%
$1,598.16	-4.00%	$960.00	-4.00%
$1,581.51	-5.00%	$950.00	-5.00%
$1,498.28	-10.00%	$900.00	-10.00%
$1,415.04	-15.00%	$850.00	-15.00%
$1,331.80	-20.00%	$800.00	-20.00%
$1,165.33	-30.00%	$700.00	-30.00%
$998.85	-40.00%	$600.00	-40.00%
$832.38	-50.00%	$500.00	-50.00%
$665.90	-60.00%	$400.00	-60.00%
$332.95	-80.00%	$200.00	-80.00%
$0.00	-100.00%	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The Reference Return is 5.00%.

Reference Return:	5.00%
Final Settlement Value:	**$1,100.00**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is less than the hypothetical Maximum Cap, the Final Settlement Value would be $1,100.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × (Reference Return × Upside Participation Rate))

= $1,000 + ($1,000 × (5.00% × 200%))

= $1,100.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 200% when the Reference Return is positive and is equal to or less than the hypothetical Maximum Cap.

Example 2: The Reference Return is 20.00%.

Reference Return:	20.00%
Final Settlement Value:	**$1,180.00**

Because the Reference Return is positive, and the Reference Return multiplied by the Upside Participation Rate is greater than the hypothetical Maximum Cap, the Final Settlement Value would be $1,180.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Maximum Cap)

= $1,000 + ($1,000 × 18.00%)

= $1,180.00

Example 2 shows that you will receive the return of your principal investment plus a return equal to the hypothetical Maximum Cap when the Reference Return is positive and if the Reference Return multiplied by 200% exceeds the hypothetical Maximum Cap.

Example 3: The Reference Return is -30.00%.

Reference Return:	-30.00%
Final Settlement Value:	**$700.00**

Because the Reference Return is less than zero, the Final Settlement Value would be $700.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Reference Return)

= $1,000 + ($1,000 × -30.00%)

= $700.00

Example 3 shows that you are exposed on a 1-to-1 basis to declines in the level of the Reference Asset below zero. **YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.**

DESCRIPTION OF THE REFERENCE ASSET

The Gold Spot Price is a benchmark price used in the markets where gold is sold for U.S. dollars and delivered immediately. The Gold Spot Price is an internationally published benchmark of the spot price of gold in U.S. dollars per troy ounce as determined at 3:00 p.m. London time. The Gold Spot Price is determined by five market-making members of the LBMA, referred to as the London Gold Market Fixing Ltd. These members meet by telephone each London business day at 3:00 p.m. to determine the Gold Spot Price. The five members are the Bank of Nova Scotia –ScotiaMocatta, Barclays Bank PLC, Deutsche Bank AG, HSBC Bank USA, N.A. (an affiliate of the Issuer) and Société Générale.

The London bullion market is an OTC market, as opposed to an exchange-traded environment. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.

An investment in the securities does not entitle you to any ownership interest, either directly or indirectly, in gold or in any gold transaction traded on the London bullion market.

The securities are not sponsored, endorsed, sold, or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this term sheet, the accompanying product supplement, the accompanying prospectus supplement or the accompanying prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the securities, prices at which the securities are to initially be sold, or the quantities of the securities to be issued or in the determination or calculation of the amount payable on maturity. The LBMA has no obligation in connection with the administration, marketing, or trading of the securities.

Historical Performance of the Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical London P.M. fixing prices from January 31, 2008 through January 31, 2013. The London P.M. fixing price for the Reference Asset on January 31, 2013 was $1,664.75. We obtained the London P.M. fixing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The London P.M. fixing prices displayed in the graph below are for illustrative purposes only and do not form part of the calculation of the Reference Return.

The historical Official Closing Prices of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Final Price. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment. The Official Closing Prices in the graph below were the prices reported by Bloomberg Professional® Service and may not be indicative of the Official Closing Prices that would be derived from the applicable Reuters page that will be used to calculate the Reference Return.



Source: Bloomberg Professional® service

SUPPLEMENTAL INFORMATION RELATING TO THE TERMS OF THE SECURITIES

Market Disruption Events

If the Final Valuation Date is not a scheduled trading day with respect to the Reference Asset, then the Final Valuation Date will be the next day that is a scheduled trading day. If a market disruption event (as defined below) exists on the Final Valuation Date, then the Official Closing Price for the Final Valuation Date will be determined by the Calculation Agent in good faith and in its sole discretion. If the Final Valuation Date is postponed, then the Maturity Date will also be postponed by an equal number of business days following the postponed Final Valuation Date and no interest will be paid in respect of such postponement.

"Market disruption event" means any day on which a condition specified below exists and which the calculation agent determines is material:

     (a)   the LBMA fails to determine or publish its London P.M. fixing price;

     (b)   any suspension of or limitation imposed on trading, whether by reason of movements in price exceeding limits or otherwise, (A) relating to the Reference Asset on the LBMA or (B) in futures or options contracts relating to the Reference Asset on any exchange or trading market for such contracts;

     (c)   any event that disrupts or impairs (as determined by the calculation agent) the ability of market participants (A) to effect transactions in, or obtain market values for, gold bullion or (B) to effect transactions in, or obtain market values for, any futures or options contracts relating to gold bullion, on any exchange or trading market for such contracts; or

     (d)   any other event as determined by the calculation agent that materially interferes with the ability of the issuer or any of its affiliates to unwind all or a portion of a hedge with respect to the securities that the issuer or its affiliates have effected or may effect as described under "Selected Risk Considerations — Potential Conflicts" above.

"Scheduled trading day" means any day on which the LBMA is scheduled to determine and publish its London P.M. fixing price.

If the Maturity Date is not a business day, the amounts payable on the securities will be paid on the next following business day and no interest will be paid in respect of such postponement.

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Commodity Hedging Disruption Events

If a Commodity Hedging Disruption Event occurs, we shall have the right to accelerate the Maturity Date of the securities and cause an early repayment by written notice to the trustee at its New York office no later than one business day immediately following the day on which such Commodity Hedging Disruption Event occurred. The Calculation Agent shall determine on the date of such notice the amount due on such early acceleration in good faith in a commercially reasonable manner. We will pay such amount on the fifth business day following the day on which the Calculation Agent delivers notice of such acceleration to the trustee. We will provide, or will cause the calculation agent to provide, written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC, of the cash amount due with respect to the securities no later than two business days prior to the date on which such payment is due.

A "**Commodity Hedging Disruption Event**" means that due to (i) the adoption of, or any change in, any applicable law, regulation or rule or (ii) the promulgation of, or any change in, the interpretation by any court, tribunal or regulatory authority with competent jurisdiction of any applicable law, rule, regulation or order (including, without limitation, as implemented by the CFTC or any exchange or trading facility), in each case occurring on or after the pricing date, the calculation agent determines in good faith that it is contrary to such law, rule, regulation or order to purchase, sell, enter into, maintain, hold, acquire or dispose of our or our affiliates' (A) positions or contracts in securities, options, futures, derivatives or foreign exchange or (B) other instruments or arrangements, in each case, in order to hedge individually or in the aggregate on a portfolio basis our obligations under the securities ("hedge positions"), including, without limitation, if such hedge positions are (or, but for the consequent disposal thereof, would otherwise be) in excess of any allowable position limit(s) in relation to any commodity traded on any exchange(s) or other trading facility (it being within the sole and absolute discretion of the calculation agent to determine which of the hedge positions are counted towards such limit).

Discontinuance or Modification of the Reference Asset; Alteration of Method of Calculation

If (i) the LBMA discontinues the fixing of the Gold Spot Price or (ii) there is a material modification in the content, composition or constitution of the Reference Asset, and if the calculation agent determines that the LBMA or any other market trades a successor or substitute commodity, contract or market measure that is substantially similar to the Gold Spot Price, then in each case that commodity, contract or Market Measure (the "successor asset") will replace the Reference Asset.

If the calculation agent determines that no successor asset exists, the calculation agent will determine the relevant Official Closing Prices on the Final Valuation Date. If a successor asset is selected by the calculation agent, that successor asset will be used as a substitute for the original Reference Asset for all purposes, including for purposes of determining the relevant Official Closing Prices on any scheduled trading day, the Final Price and whether a market disruption event exists. In this circumstance, the calculation agent may choose to determine the Official Closing Prices and the Final Price by reference to a single price source or multiple price sources. This choice may be affected by a number of factors, including whether the market(s) for the successor asset trade continuously, centrally fix prices and/or announce closing prices.

If the calculation agent determines that the method of calculating the price of the Reference Asset used by the LBMA has been modified in any material respect, then the calculation agent will (i) make such adjustments to the relevant Official Closing Prices on any scheduled trading day, the Final Price and any other terms of the securities as it considers necessary to account for the economic effect of such modification and (ii) determine the Payment at Maturity with reference to the terms of the securities as adjusted.

In each of the foregoing events, the relevant Official Closing Prices on any scheduled trading day and the Final Price may be different than it would have been if the original Reference Asset had not been discontinued or modified. As a result, any discontinuation or modification of the Reference Asset may adversely affect the value of the securities.

EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in this free writing prospectus. In that case, the business day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Return (including the Final Price). The accelerated Maturity Date will be the fifth business day following the accelerated Final Valuation Date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% per $1,000 Principal Amount of securities in connection with the distribution of the securities to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, the securities should be treated as pre-paid executory contracts with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the securities as pre-paid executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes. Additionally, it is possible that the Internal Revenue Service could assert that the securities should be treated as giving rise to "collectibles" gain or loss if you hold your securities for more than one year, although we do not think such a treatment would be appropriate in this case because a sale or exchange of the securities is not a sale or exchange of a collectible but is rather a sale or exchange of a pre-paid executory contract that reflects the value of a collectible. "Collectibles" gain is currently subject to tax at marginal rates of up to 28%.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the securities.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

Free Writing Prospectus

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Accelerated Market Participation Securities Linked to the Performance of the Gold Spot Price

February 1, 2013

FREE WRITING PROSPECTUS